UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

China Digital TV Holding Co., Ltd.

(Name of Issuer)

Ordinary Shares/American Depositary Shares

(Title of Class of Securities)

16938G 107

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16938G 107

1.	Names of Reporting Persons. China Capital Investment Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 11,992,080
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 11,992,080
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,992,080
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.7%
12.	Type of Reporting Person (See Instructions) CO

Page 2 of 7 pages

CUSIP No. 16938G 107

1.	Names of Reporting Persons. WONG, Yuk Shing
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong Special Administrative Region, People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 4,796,832
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 4,796,832
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,796,832
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.3%
12.	Type of Reporting Person (See Instructions) IN

Page 3 of 7 pages

Item 1.

(a)	Name of Issuer: China Digital TV Holding Co., Ltd.
(b)	Address of Issuer’s Principal Executive Offices: Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China

Item 2.

(a)	Name of Person Filing: China Capital Investment Holdings Limited
(b)	Address of Principal Business Office or, if None, Residence: Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China
(c)	Citizenship: British Virgin Islands
(d)	Title of Class of Securities: Ordinary shares/ADSs
(e)	CUSIP Number: 16938G 107

(a)	Name of Person Filing: WONG, Yuk Shing
(b)	Address of Principal Business Office or, if None, Residence: No. 1000 Kanghua Yiyuan Dongguan Road, Dongguan City, Guangdong Province, People’s Republic of China
(c)	Citizenship: Hong Kong Special Administrative Region, People’s Republic of China
(d)	Title of Class of Securities: Ordinary shares/ADSs
(e)	CUSIP Number: 16938G 107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:  ________________________________________________________________________

Not applicable.

Page 4 of 7 pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of January 22, 2010:

(a)	Amount beneficially owned by China Capital Investment Holdings Limited: 11,992,080.

(b)	Percent of class: 20.7%**.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote.

	(ii)	Shared power to vote or to direct the vote: 11,992,080.

	(iii)	Sole power to dispose or to direct the disposition of.

	(iv)	Shared power to dispose or to direct the disposition of: 11,992,080.

(a)	Amount beneficially owned by Yuk Shing WONG: 4,796,832.

(b)	Percent of class: 8.3%**.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote.

	(ii)	Shared power to vote or to direct the vote: 4,796,832.

	(iii)	Sole power to dispose or to direct the disposition of.

	(iv)	Shared power to dispose or to direct the disposition of: 4,796,832.

**
The percentage used herein is calculated based upon the 58,044,640 ordinary shares of the Issuer issued and outstanding as of December 31, 2009 (based on information provided by the Issuer to the Reporting Person on January 20, 2010).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Page 5 of 7 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 6 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2010
Date

/s/ Zengxiang LU
Signature

Zengxiang LU/Director, China Capital Investment Holdings Limited

Name/Title

/s/ Yuk Shing WONG
Signature

Yuk Shing WONG/Shareholder, China Capital Investment Holdings Limited

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Page 7 of 7 pages